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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Partnership Capital Growth, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Alpine Avenue
(No. and Street)

Los Gatos	**CA**	**95030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent R. Knudsen **(415) 705-8001**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Joseph Yafeh CPA Inc.
(Name – *if individual, state, last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	**CA**	**90064**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brent R. Knudsen**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Partnership Capital Growth, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHEILA MEINECKE
COMM. #1998839
Notary Public - California
Santa Clara County
My Comm. Expires Dec. 19, 2016
NR01

Signature

PRESIDENT

Title

Subscribed and sworn to before me
this ____ day of ________ 2016

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Santa Clara
Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2016, by Brent R. Knudsen, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of changes in financial condition.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Computation of net capital.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note: Various exchanges may require an additional letter of attestation.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BALANCE SHEET ONLY

To the Board of Directors and Members
of Partnership Capital Growth, LLC

I have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Partnership Capital Growth, LLC's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2016

PARTNERSHIP CAPITAL GROWTH, LLC
Statement of Financial Condition
December 31, 2015

Cash	$	548,691
Receivable from another broker-dealer (See Note 1)		1,100,279
Restricted cash		67,763
Prepaid expenses		1,883
Total assets	$	1,718,616
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	13,120
Accrued expenses		10,000
Total liabilities		23,120
Members' equity		1,695,496
Total liabilities and members' equity	$	1,718,616

See Accompanying Notes to Statement of Financial Condition

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to the Statement of Financial Condition
December 31, 2015

1. Business and Summary of Significant Accounting Policies

Business

Partnership Capital Growth, LLC (the "Company") is a Delaware limited liability company formed on February 24, 2006. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary source of revenue was from transaction and consulting fees generated through private placement transactions executed in the Healthy, Active, and Sustainable Living marketplace.

The Company is controlled by and managed by its managing member. On November 25, 2013, the Company entered into a referral agreement with another broker-dealer ("Referral Agreement"). Under the terms of the Referral Agreement the Company facilitated hiring of multiple investment bankers from the Company by the other broker-dealer. In addition, the Company sold certain information, trademark, data and analysis related to the Healthy, Active, and Sustainable Living investment banking business. As per the terms of the Referral Agreement the Company can no longer provide investment banking services except on a limited basis and instead refer the business to the other broker-dealer. As consideration for the referral services the Company receives a referral fees as a percentage of revenue generated by the Healthy, Active and Sustainable Living investment banking team at the other broker-dealer and/or as a percentage of business referred to the other broker-dealer by the Company. The terms of the Referral Agreement expire on December 31, 2016. In addition, the other broker dealer was obligated to pay Partnership Capital Growth Advisors, LLC, an affiliate of the Company, monthly rent in the amount of $34,719 from January 1, 2015 through April 30, 2015 and $35,267 from May 1, 2015 through November 30, 2015. As part of the Referral Agreement the Company is required to maintain its broker-dealer status in order to receive the referral fees mentioned above. As a result of this transaction the Company has limited operating activities. At December 31, 2015 total referral fees of $1,100,678, was receivable from the other broker-dealer.

The Company has one managing member. As a limited liability company, the members' liability is limited to amounts reflected in the members' capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $525,570 which was $520,570 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

3. Lease Obligation

The Company operated from a leased office space in San Francisco under the terms of an expense-sharing agreement with Partnership Capital Growth Advisors, LLC ("PCGA"). The lease expired on November 30, 2015.

Under the terms of the expense-sharing agreement, the PCGA allocated to the Company 90% of the total monthly rent paid by PCGA during 2015.

Effective December 1, 2015, the Company started operating from home office of the managing member. The managing member does not charge any rent to the Company for the use of the home office.

4. Related Party Transactions

The Company was party to an expense-sharing agreement under which the Company reimbursed PCGA or Partnership Capital Growth Investors Management LLC (collectively the "Affiliates") 90% of shared expenses, including all payroll and benefits and other shared overhead expenses. Under the terms of expense sharing agreement the Company paid 90% of the rent expense through the end of the lease in November 2015 and 90% of the other shared expenses through February 28, 2015.

5. Letter of Credit

The Company opened a Standby Letter of Credit with First Republic Bank in the amount of $105,790 on July 16, 2012. The letter of credit was amended in October 2013 and reduced to $63,330. Interest is charged at a rate of 5% annually. There were no borrowings on the letter of credit during 2015. This letter of credit is secured by a $63,330 deposit with the bank which is reported as restricted cash in the accompanying statement of financial condition. The letter of credit was terminated in February 2016.

6. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.